DARKSTAR VENTURES, INC.

410 Park Avenue, 15th Floor

New York, NY 10022

INFORMATION STATEMENT

PURSUANT TO SECTION 14(f)

OF THE SECURITIES EXCHANGE ACT OF 1934

AND RULE 14f-1 THEREUNDER

________________________________

NO VOTE OR OTHER ACTION OF THE COMPANY’S STOCKHOLDERS IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT.

NO PROXIES ARE BEING SOLICITED AND YOU ARE REQUESTED NOT TO SEND THE COMPANY A PROXY.

This Information Statement, which is being mailed on or about May 20, 2015 to the holders of record of shares of common stock, $0.0001 par value (the “Common Stock”), of Darkstar Ventures, Inc., a Nevada corporation (the “Company”), is being furnished in connection with the appointment of Avraham Bengio to the Board of Directors of the Company (the “Board”). The appointment of Mr. Bengio as director of the Company was made in connection with the purchase by Mr. Bengio of 54,645,000 shares of the Company’s Common Stock, par value $0.0001 per share (the “Purchased Shares”) from Mr. Chizkiyahu Lapin on May 14, 2015. The consideration paid for the Purchased Shares, which represent 51% of the issued and outstanding share capital of the Company on a fully-diluted basis, was $307,550. The source of the cash consideration for the Purchased Shares was from Mr. Bengio’s working capital funds.

There are no arrangements or understandings among the former and new control persons and their associates with respect to the election of directors of the Company or other matters.

Effective as of May 14, 2015, in connection with the disposition of the Purchased Shares, (i) Chizkiyahu Lapin resigned from all his positions as an officer of the Company, and (ii) Mr. Lapin gave notice that he will resign as a director of the Company effective as of ten (10) days after the delivery to the stockholders of the Company of this Information Statement pursuant to Rule 14f-1. The Board of Directors of the Company elected Avraham Bengio as President and Chief Executive Officer, Secretary and Treasurer. Mr. Bengio was also appointed as a director of the Company, to serve until his successors are duly appointed and qualified.

No action is required by the stockholders of the Company in connection with the actions described in this Information Statement. Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), requires the mailing to the Company’s stockholders of this Information Statement prior to a change in a majority of the Company’s directors otherwise than at a meeting of the Company’s stockholders.

The information contained in this Information Statement concerning Avraham Bengio has been furnished to the Company by Mr. Bengio and the Company assumes no responsibility for the accuracy or completeness of such information. The previous principal of the Company assumes the responsibility for the accuracy and completeness of the information provided herein relating to the Company prior to May 14, 2015. The principal executive offices of the Company are currently located at 410 Park Avenue, New York, New York 10022.

GENERAL

There are currently 107,145,000 shares of Common Stock outstanding. Chizkiyahu Lapin will resign as a director of the Company effective as of ten (10) days after the delivery to the stockholders of the Company of this Information Statement pursuant to Rule 14f-1, and following such date, Mr. Bengio shall remain as the sole director of the Company.

DIRECTORS AND EXECUTIVE OFFICERS

Set forth below is the name, age and present principal occupation or employment, and material occupations, positions, offices or employments for the past five years of the current directors and executive officers of the Company as of May 15, 2015.

Name	Age	Positions and Offices

Avraham Bengio	53	President, Chief Executive Officer, Secretary, Treasurer and Director

Chizkiyahu Lapin	40	Director

Ten (10) days after the delivery to the stockholders of the Company of this Information Statement pursuant to Rule 14f-1, Mr. Lapin will no longer be a director of the Company and Mr. Bengio will become the sole director of the Company.

Avraham Bengio has been a private investor in Israeli real estate for approximately 25 years. Until about a year ago, he was also an investor in SMD Sports.com, which attempted to create a social network for youth basketball teams. SMD Sports.com has no current operations.

The directors of the Company have been elected to serve until the next annual meeting of stockholders and until their successor(s) have been elected and qualified, or until death, resignation or removal. Directors of the Company do not receive any compensation for their services as members of the Board of Directors, but may be entitled to reimbursement for expenses incurred in connection with their attendance at Board of Directors' meetings. Officers are appointed by the Board of Directors and serve at the discretion of the Board.

To the best of the Company’s knowledge, there are no proceedings to which any of the foregoing individuals or any associate of any such person, is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries.

There are no familial relationships among our current officers and directors. Our officers and directors are not directors or officers in any other U.S. reporting companies, other than as disclosed herein. None of our directors or officers has been affiliated with any company that has filed for bankruptcy within the last ten years other than as described above. The Company is not aware of any proceedings to which the Company’s current officer and director, or any associate of any such person, is a party adverse to the Company or has a material interest adverse to it.

Neither Mr. Bengio nor Mr. Lapin (i) beneficially owns any equity securities or rights to acquire any equity securities of the Company other than as disclosed below; (ii) has been involved in any transactions with the Company or had any business relationships with the Company or any of its directors, executive officers or affiliates of the type required to be disclosed pursuant to Rule 14f-1 under the Exchange Act other than as disclosed in this Information Statement; or (iii) has been the subject of any civil regulatory proceeding or any criminal proceeding.

Section 16(a) Beneficial Ownership Reporting Compliance

Pursuant to Section 16(a) of the Securities Exchange Act of 1934 and the rules issued thereunder, our directors and executive officers and any persons holding more than 10% of our common stock are required to file with the SEC reports of their initial ownership of our common stock and any changes in ownership of such common stock. Copies of such reports are required to be furnished to us. Based on the filings made with the SEC, we are aware of one instance in the fiscal year ended July 31, 2014 in which Chizkiyahu Lapin complied with the reporting requirements of Section 16(a) of the Securities Exchange Act of 1934. We are not aware of any instances in the fiscal year ended July 31, 2014 when either Chizkiyahu Lapin, the executive officers, directors and owners of more than 10% of the outstanding shares of our common stock, failed to comply with the reporting requirements of Section 16(a) of the Securities Exchange Act of 1934.

MEETINGS AND COMMITTEES OF THE BOARD OF DIRECTORS

Prior to the change of control, we did not have an audit committee, nor any other Board committees.

The Board has not yet designated any committees following the change in control.

EXECUTIVE COMPENSATION

Presently there is no formal or informal method, either written or unwritten, of granting compensation to our officers and directors. Directors and officers are not paid for attending meetings but any out-of-pocket costs borne by them will be paid by our Company.

We have not paid any compensation to Chizkiyahu Lapin, our officer and director, since the incorporation of our Company on May 8, 2007.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table lists, as of May 15, 2015, the number of shares of Common Stock beneficially owned by (i) each person or entity known to the Company to be the beneficial owner of more than 5% of the outstanding common stock; (ii) each officer and director of the Company, and (iii) all officers and directors as a group. Information relating to beneficial ownership of common stock by our principal stockholders and management is based upon information furnished by each person using “beneficial ownership” concepts under the rules of the Securities and Exchange Commission. Under these rules, a person is deemed to be a beneficial owner of a security if that person has or shares voting power, which includes the power to vote or direct the voting of the security, or investment power, which includes the power to vote or direct the voting of the security. The person is also deemed to be a beneficial owner of any security of which that person has a right to acquire beneficial ownership within 60 days. Under the Securities and Exchange Commission rules, more than one person may be deemed to be a beneficial owner of the same securities, and a person may be deemed to be a beneficial owner of securities as to which he or she may not have any pecuniary beneficial interest. Except as noted below, each person has sole voting and investment power.

The percentages below are calculated based on 107,145,000 shares of Common Stock issued and outstanding. There are no options, warrants or other securities convertible into shares of common stock. Unless otherwise indicated, the business address of such person is 410 Park Avenue, 15th Floor, New York, New York 10022.

Officers, Directors, 5% Stockholder	No. of Shares	Beneficial Ownership

Avraham Bengio	54,645,000	51%

Chizkiyahu Lapin	0	0

All directors and executive officers as a group (2 persons)	54,645,000	51%

CHANGE IN CONTROL

The Purchased Shares represent an aggregate of 51% of the issued and outstanding share capital of the Company. The source of the cash consideration for the Purchased Shares was the Purchaser’s personal funds.

There are no arrangements or understandings among members of both the former and new control group and their associates with respect to the election of directors of the Company or other matters.